

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Kevin Krumm
Chief Financial Officer
APi Group Corp
1100 Old Highway 8 NW
New Brighton, MN 55112

> **Re: APi Group Corp**
> **Form 10-K for the year ended December 31, 2020**
> **Filed on March 24, 2021**
> **Form 8-K filed on August 11, 2021**
> **File No. 001-39275**

Dear Mr. Krumm:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction